Exhibit 12

SOUTHERN UNION COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
FIXED CHARGES:
Interest Expense	$213,159	$210,008	$191,022	$204,272	$202,403
Net amortization of debt discount,
premium and issuance expense	6,073	6,657	5,778	3,136	743
Capitalized Interest	1,160	6,646	25,747	18,963	14,708
Interest portion of rental expense	6,972	6,685	7,576	6,386	6,645

Total Fixed Charges	$227,364	$229,996	$230,123	$232,757	$224,499

EARNINGS:
Consolidated pre-tax income from
continuing operations	$359,204	$349,677	$251,480	$399,926	$323,970
Earnings of equity investments	(98,935)	(105,415)	(80,790)	(75,030)	(100,914)
Distributed income from equity
investments	3,330	3,500	-	77,150	103,550
Capitalized interest	(1,160)	(6,646)	(25,747)	(18,963)	(14,708)
Total fixed charges (from above)	227,364	229,996	230,123	232,757	224,499

Earnings Available for Fixed Charges	$489,803	$471,112	$375,066	$615,840	$536,397

Ratio of Earnings to Fixed Charges	2.2	2.0	1.6	2.6	2.4